Buenos Aires, December 19, 2016

Sres.

COMISIÓN NACIONAL DE VALORES

Sres.

BOLSA DE COMERCIO DE BUENOS AIRES

NOTA PESA – LEGC 156/16

Ref.: Relevant Event. Exchange Ratio

Dear Sirs:

I address the National Securities Commission (“Comisión Nacional de Valores” or the “CNV”) and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) and Petrobras Argentina S.A. (“Petrobras”), as required by the CNV’s Board of Directors (the “Board”) in its resolution dated December 19, 2016 (the “Resolution”), to inform the investment community that the Board has rejected the exchange ratio approved by the board of directors of the Company and Petrobras for the merger by absorption between the Company, as the surviving party, and Petrobras, Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., as the absorbed parties.

As of the date of release of this filing, the Company has no knowledge of the technical grounds based for said Resolution. Once the Company learns about said arguments, it will proceed to analyze and determine what course of action to take.

Sincerely,

Victoria Hitce

 Head of Market Relations